Form N-SAR, Sub-Item 77D

Policies with respect to security investments



Nuveen Insured Dividend Advantage Municipal Fund
811-09475




The annual meeting of shareholders was held on July 25, 2011, at the offices of Nuveen Investments; at this meeting the shareholders were asked to vote on the election of Board Members, the elimination of certain Fundamental Investment Policies and the approval of new Fundamental Investment Policies. The meeting was subsequently adjourned to August
31, 2011 and additionally adjourned to October 19, 2011 and November
16, 2011 at which the policy changes were approved by an affirmative vote of the shareholders.



A description of the policy changes can be found in the proxy statement. Proxy materials are herein incorporated by reference to the SEC filing on June 22, 2011, under Conformed Submission Type DEF 14A, accession number 0000950123-11- 060814.